Susan Glatthorn Johnson
                                          Senior Vice President
                                          Echelon International Corporation
                                          Phone:  727-803-8250
                                          E-mail: sjohnson@echelonintl.com

                                          Cynthia L. Sanders
                                          Manager of Financial Reporting
                                          Echelon International Corporation
                                          Phone:  727-803-8231
                                          E-mail: csanders@echelonintl.com

FOR IMMEDIATE RELEASE

                         ECHELON INTERNATIONAL ANNOUNCES
                           FIRST QUARTER 1999 RESULTS

ST. PETERSBURG, FL, May 14, 1999 - Echelon International Corporation (NYSE:
EIN), a real estate company which develops, owns and manages multi-family residential and commercial real estate, today announced financial results for the first quarter ended March 31, 1999.

Net income was $2.1 million, or 31 cents per diluted share for the quarter ended March 31, 1999, compared to $3.4 million, or 50 cents per diluted share for the same period a year ago. Sales and revenues were $9.8 million for the quarter ended March 31, 1999, compared to $13.2 million for the same period last year. The 1999 decreases in both net income and revenue are attributable to 1998 one-time events. The Company's first quarter 1999 sales and revenues from core real estate operations actually increased by $2.2 million primarily as a result of an overall increase in the occupancy level and rental rates in the Company's commercial and multi-family properties.

The decrease in both revenues and net income for the quarter ended March 31, 1999 is primarily the result of a $2.7 million decrease in sale of development properties and development rights and a $1.6 million decrease in revenues from a joint venture in which the Company had a 50% interest. The Company made a strategic decision to remove certain development properties from the market in order to retain the land for future Company development. The 1999 decrease in joint venture revenues is primarily due to the joint venture's one-time sale of two aircraft engines in the first quarter of 1998.

As of March 31, 1999, the Company's debt / equity ratio (including current portion of long-term debt) was 39 / 61, with a cash position of $21.6 million.

HIGHLIGHTS FOR THE QUARTER INCLUDE:

-> Construction of ECHELON AT BAY ISLE KEY, a 369-unit multi-family residential community located in the Gateway area of St. Petersburg, Florida, was completed in late February 1999. As of today, 97% of the units are leased.

-> Construction of the clubhouse was completed as of March 31, 1999 for ECHELON AT THE RESERVE, a 314-unit multi-family residential community located in CARILLON PARK. Leasing is progressing and to date over 119 units have been leased. Construction will be completed by the third quarter of 1999.

-> In addition to the completion of ECHELON AT BAY ISLE KEY and the ongoing construction of ECHELON AT THE RESERVE, ten multi-family residential communities are currently under development and/or construction.

-> Construction continues on CASTILLE AT CARILLON, two class A buildings connected by a covered loggia totaling 103,900 square feet, located in CARILLON PARK. An on-schedule construction completion is projected for June 1999.

-> In April 1999, the Company closed on a $19.3 million permanent loan with Teacher's Insurance and Annuity Association of America ("TIAA") for ECHELON AT BAY ISLE KEY. The TIAA permanent financing paid off the $16.5 million construction loan.

Darryl A. LeClair, Echelon chairman, president and chief executive officer, commented,

      "We continued to grow our multi-family residential and commercial real estate portfolio. Our multi-family capital expenditures were $28.3 and our commercial capital expenditures were $4.7 million for the first three months of 1999. We achieved this development level while maintaining our 1998 year end liquidity level of $21.6 million and only increasing our debt / equity ratio from the 1998 year end level of 36 / 64 to 39 / 61 as of March 31, 1999."

Commenting on the quarter results, Larry J. Newsome, Echelon chief financial officer and senior vice president, stated,

      "We are pleased by our 1999 first quarter financial performance. However, as we've said previously, our success to date is not a forecast of 1999 results. Specifically, financial results from 1997 and 1998 are not indicators of projected 1999 net income. Redirecting capital into our real estate pipeline may possibly lower net income for 1999, as is typical of the early stages of real estate development."

Echelon International Corporation is a real estate company which develops, owns and manages commercial and multi-family residential real estate. The Company also owns and manages a portfolio of financial assets consisting primarily of leased aircraft and other assets and collateralized financings of commercial real estate and aircraft. Echelon's core growth strategy is to build its multi-family residential real estate portfolio and maximize the value of and grow its existing commercial real estate assets. The Company will continue to withdraw from the real estate and aircraft lending business to focus on its core real estate operations.

                                    # # # # #

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

NOTE: CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE REGARDING OTHER THAN HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE INTENDED TO BE COVERED BY THE SAFE HARBOR CREATED THEREBY. SUCH STATEMENTS, INCLUDING THOSE CONCERNING ECHELON'S EXPECTED SOURCES AND USES OF FUNDS AND CAPITAL EXPENDITURES AND ITS BUSINESS STRATEGY INCLUDING ITS PLANS TO GRADUALLY WITHDRAW FROM THE AIRCRAFT AND REAL ESTATE LENDING BUSINESS AND FOCUS ON ITS CORE REAL ESTATE OPERATIONS, INVOLVE RISKS AND UNCERTAINTIES.

WHERE THE COMPANY EXPRESSES AN EXPECTATION OR BELIEF AS TO FUTURE EVENTS, SUCH EXPECTATION OR BELIEF IS EXPRESSED IN GOOD FAITH AND IS BELIEVED TO HAVE A REASONABLE BASIS. HOWEVER, SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL STRATEGIES AND THE TIMING AND EXPECTED RESULTS THEREOF TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS ("CAUTIONARY STATEMENTS") INCLUDE, BUT ARE NOT LIMITED TO THOSE FACTORS IDENTIFIED UNDER "CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS" IN THE COMPANY'S 1998 ANNUAL REPORT. GIVEN THESE UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS.

ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR TO PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS. THE COMPANY DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS SET FORTH IN THIS PRESS RELEASE, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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

                        ECHELON INTERNATIONAL CORPORATION

                   CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION
                                  (IN MILLIONS)

                                               MARCH 31,    DECEMBER 31,
                                                 1999           1998
                                               ---------    ------------
                                              (unaudited)

Cash and cash equivalents                       $  21.6       $  21.6
Total current assets                               76.5          75.1
Real estate, leases, loans and other              434.5         414.0
investments
Total assets                                      516.6         494.2
Total current liabilities                          41.1          40.5
Long-term debt (excluding current portion)        128.3         106.0
Deferred income taxes (excluding current          128.7         131.4
portion)
Stockholders' equity                              218.0         215.8
Total liabilities and stockholders' equity        516.6         494.2

Total capital expenditures                         33.0          90.4


                    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                       THREE MONTHS ENDED
                                                            MARCH 31,
                                                      1999             1998
                                                      ----             ----
                                                          (unaudited)

Sales and revenues                                    $ 9.8           $ 13.2
Operating Expenses                                      8.9              9.7
                                                     ------          -------

Income Before Income Taxes                               .9              3.5

Income Tax Expense (Benefit)                           (1.2)              .1
                                                      ------          -------

Net income                                            $ 2.1            $ 3.4
                                                      ======           ======

Diluted earnings per common share                     $  .31           $  .50
                                                      ======           ======
Diluted weighted average common shares outstanding      6.8              6.8
                                                      ======           ======

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